Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 26, 2019

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Inessa Kessman
Senior Staff Accountant
Division of Corporate Finance
AD Office 11 - Telecommunications

Claire DeLabar
Senior Staff Accountant
Division of Corporate Finance
AD Office 11 - Telecommunications

Re:	ADT Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Form 8-K filed May 7, 2019
File No. 001-38352

Dear Ms. Kessman and Ms. DeLabar:
This letter is being submitted in response to the comment letter dated July 23, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jeffrey Likosar, Chief Financial Officer of ADT Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended 2018 (the “2018 10-K”), the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2019 (the “Q1 2019 10-Q”) and the Company’s Current Report on Form 8-K, filed May 7, 2019 (the “May 8-K” and together with the 2018 10-K and the Q1 2019 10-Q, each a “Filing”).

The discussion below is presented in the order of the numbered comments in the Comment Letter.  For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers corresponding to the referenced Filing.

Securities and Exchange Commission
Division of Corporation Finance
July 26, 2019

The Company has asked us to convey the following as its responses to the Staff:
Form 8-K filed May 7, 2019
Net Loss Before Special Items, page 13
1.
We note your reconciliation of Net Loss Before Special Items shows a line item labeled, “Other.”  Given that this line item is over 80% of Net Loss Before Special Items, please disaggregate the line item in your reconciliation.  Confirm that your adjustments in “Other” are consistent for periods presented and have not changed from prior presentations of this measure.  We refer to Question 100.02 in updated Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully advises the Staff that the contents of the “Other” caption included within its reconciliation of Net Loss Before Special Items for the three months ended March 31, 2019 and March 31, 2018 primarily relate to the change in the fair value of interest rate swaps not designated as hedges, acquisition related adjustments, and other charges and non-cash items. In response to the Staff’s request, we will disaggregate this caption in our reconciliation in future periods.  Below is an illustration of the framework the Company intends to use in future filings using the financial information for the three months ended March 31, 2019 and March 31, 2018.

The Company also respectfully advises the Staff that the adjustments in the “Other” caption within the reconciliation of Net Loss Before Special Items have been presented consistently for the periods presented. In circumstances where the presentation of the Company’s reconciliation has evolved over time as the nature, amount, or presentation of captions has changed, the Company has recast the prior period reconciliation to conform to the presentation of the current period reconciliation in accordance with Question 100.02 of the updated Compliance and Disclosure Interpretations on Non-GAAP financial measures issued on May 17, 2016.

	For the Three Months Ended
(in millions)	March 31, 2019	March 31, 2018
Net loss	$(66)	$(157)
Merger, restructuring, integration, and other	6	8
Financing and consent fees	1	-
Foreign currency (gains)/losses	(1)	1
Loss on extinguishment of debt	22	62
Radio conversion costs	-	1
Share-based compensation expense	24	49
Interest rate swaps, net(1)	3	(6)
Acquisition related adjustments(2)	8	3
Other(3)	2	6
Tax adjustments(4)	(14)	8
Net loss before special items	$(16)	$(25)

Note: amounts may not add due to rounding
(1) Primarily represents the change in the fair value of interest rate swaps not designated as hedges.
(2) Primarily represents amortization of purchase accounting adjustments and compensation arrangements related to acquisitions.
(3) Primarily represents certain advisory and other costs associated with our transition to a public company.
(4) Represents tax impact on special items. In 2018, includes a one-time non-deductible tax impact on share-based compensation expense related to the Class B Units in Ultimate Parent.

Securities and Exchange Commission
Division of Corporation Finance
July 26, 2019

Form 10-Q for the Quarterly Report Period Ended March 31, 2019
13. Leases
Company as Lessee, page 17

2.
We note your disclosure that, “payments that are not fixed at the commencement of the lease are considered variable payments and expensed as incurred.”  We also note based on your table on page 18 that variable lease payments were approximately 36% of your total lease cost for the three months ended March 31, 2019.  Please tell us and revise your disclosure in future filings, as necessary, to clarify the basis and terms and conditions on which variable lease payments are determined and whether any of your variable payments depend on an index or a rate.  Refer to ASC 842-20-50-3(a)(2), ASC 842-10-30-5 and ASC 842-20-25-6.

As disclosed in the Company’s Q1 2019 10-Q, the Company has elected to apply the practical expedient to not separate non-lease components from lease components and to instead account for such components as a single lease component in accordance with ASC 842-10-15-37. As a result of this election, variable non-lease costs are included within variable lease costs.  The majority of the Company’s variable lease costs are for variable, usage-based payments related to fuel, repairs, and maintenance for leased vehicles paid directly to the lessor pursuant to a master lease agreement.

In addition, the Company’s variable lease costs do not include variable payments that depend on an index or a rate.

The Company acknowledges the disclosure requirements regarding the basis, terms, and conditions related to variable lease payments in accordance with ASC 842-20-50-3(a)(2). In response to the Staff's comment, the Company intends to include the below disclosure in future filings. The changes made in response to the Staff’s comment are indicated in bold font and underlined.

Updated Disclosure:

Company as Lessee

The Company leases real estate, vehicles, and equipment with various lease terms and maturities that extend out through 2030 from various counter parties as part of normal operations. The Company applies the practical expedient to not separate the lease and non-lease components and accounts for the combined component as a lease. Additionally, the Company’s right-of-use assets and lease liabilities include leases with an initial lease term of 12 months or less.

The Company’s right-of-use assets and lease liabilities primarily represent (a) lease payments that are fixed at the commencement of a lease and (b) variable lease payments that depend on an index or rate. Lease payments are recognized as lease cost on a straight-line basis over the lease term, which is determined as the non-cancelable period, periods in which termination options are reasonably certain of not being exercised, and periods in which renewal options are reasonably certain of being exercised. The discount rate for a lease is determined using the Company’s incremental borrowing rate that coincides with the lease term at the commencement of a lease. The incremental borrowing rate is estimated based on publicly available data for the Company’s debt instruments and other instruments with similar characteristics.

Lease payments that are not fixed or that are not dependent on an index or rate and vary because of changes in usage or other factors are included in variable lease costs. Variable lease costs, which primarily relate to fuel, repair, and maintenance payments that vary based on the usage of leased vehicles, are recorded in the period in which the obligation is incurred.

The Company’s leases do not contain material residual value guarantees or restrictive covenants. The Company’s subleases are immaterial.

*          *          *

Securities and Exchange Commission
Division of Corporation Finance
July 26, 2019

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.
Sincerely,

/s/ Tracey A. Zaccone, Esq.
Tracey A. Zaccone, Esq.

cc:	Chris Kaoutzanis, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

David Smail, Esq.
ADT Inc.

Jeff Likosar
ADT Inc.

Zach Susil
ADT Inc.